# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gyrodyne, LLC, CIK 0001589061
CUSIP: 403829104
Title of class of securities: Common Shares of Limited Liability Company Interests
Address of issuer's principal executive offices: One Flowerfield, Suite 24, St. James, New York (NY), 11780
Date of event which requires filing of this statement: 08/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001201333

## Reporting persons
- Neil S. Subin: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); sole voting power 107,188; shared voting power 0; sole dispositive power 107,188; shared dispositive power 0; aggregate amount beneficially owned 107,188 (4.9% of the class)
  Comment: Note to 5, 7 and 9: This Amendment No. 2 to Schedule 13G (this "Amendment") amends and supplements the Schedule 13G initially filed by Neil S. Subin (the "Reporting Person") with the U.S. Securities and Exchange Commission ("SEC") on January 23, 2018 and subsequently amended on August 20, 2020 (as amended, the "Schedule 13G"). The purpose of this Amendment is to (i) update the Reporting Person's beneficial ownership information in the Schedule 13G as of August 5, 2025 and (ii) indicate that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Shares of Limited Liability Company Interests ("Common Shares") of Gyrodyne, LLC (the "Issuer") as of August 5, 2025. This Amendment constitutes an exit filing for the Reporting Person.
  
  Note to 11: The percentage reported in this Amendment is based upon 2,199,308 Common Shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 5, 2025.
  
  Note to 12: Neil S. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of entities. Mr. Subin also serves as trustee of a number of Miller family trusts.

## Item 1. Issuer
Name of issuer: Gyrodyne, LLC
Address of issuer's principal executive offices: One Flowerfield Suite 24 St. James, NY 11780

## Item 2. Person Filing
Name of person filing: Neil S. Subin
Address of principal business office or, if none, residence:
2336 S.E. Ocean Boulevard
Suite 400
Stuart, FL 34996
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 107,188
Percent of class: 4.9%
Sole power to vote or to direct the vote: 107,188
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 107,188
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Neil S. Subin: /s/ Neil S. Subin, Neil S. Subin (08/21/2025)